| Neenah, Inc. We Manufacture Growth First Quarter 2022 Results Earnings Call Supplement Filed by Neenah, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and Deemed Filed under Rule 14a - 12 under the Securities Exchange Act of 1934 Subject Company: Neenah, Inc. Commission File No. 001 - 32240

| Neenah, Inc. Forward - Looking Statements Statements in this presentation which are not statements of historical fact are “forward - looking statements” within the “safe ha rbor”' provision of the Private Securities Litigation Reform Act of 1995. These forward - looking statements are based on the informatio n available to, and the expectations and assumptions deemed reasonable by, Neenah, Inc. at the time this presentation was made. Although Neenah believes that the assumptions underlying such statements are reasonable, it can give no assurance that they w ill be attained. Factors that could cause actual results to differ materially from expectations include the risks detailed in the se cti on “Risk Factors” in the Company’s most recent Form 10 - K and SEC filings. In addition, the company may use certain figures in this presentation that include non - GAAP financial measures as defined by SEC regulations. As required by those regulations, a reconciliation of these measures to what management believes are the most d ire ctly comparable GAAP measures would be included as an appendix to this presentation and posted on the company’s web site at www.neenah.com 2

| Neenah, Inc. First Quarter 2022 Overview $ millions (except where noted) Q1 2022 Q1 2021 Net Sales $284.8 $227.0 Adjusted EBITDA $30.3 $35.7 Adj EBITDA % 11% 16% GAAP E.P.S. $0.34 $0.49 Adjusted E.P.S. $0.63 $1.04 Highlights • Record first quarter revenue, up 25% versus prior year • Pricing actions now offsetting input cost pressures; continued benefits expected over the balance of 2022 • Adjusted EBITDA margins continue to improve; +130 bps vs Q4 21 • Adjusted E.P.S. of $0.63 vs $1.04; difficult year - on - year comparison to a pre - inflation/supply chain period • Strong execution towards near - and long - term goals • Announced transformational merger of equals with SWM Reaffirm full - year earnings guidance of $135 - $145 Adjusted EBITDA $6 $17 $25 $29 $0 $8 $13 $30 Q2 21 Q3 21 Q4 21 Q1 22 Input Costs vs Pricing year - on - year impact by quarter Input Costs Pricing

Financial Comparisons


Net Sales Walk-Forward
$227.0
$38.7
$30.4
$11.2
$284.9
Q1 2021
Volume
Price
Mix/Currency
Q1 2022


Adjusted EBITDA Walk-Forward
$35.7
$12.5
$30.4
$28.8
$15.2
$4.3
$30.3
Q1 2021
Volume/ Mix
Price
Input Cost
Mfg Cost/ Supply Chain
SG&A/ Other
Q1 2022

- Third consecutive quarterly topline record
  - Technical products +28%
  - Fine Paper & Packaging +21%
- Volume growth in both segments
- Price realization of $30 million; additional pricing announced for Q2 2022
- +12% organic revenue growth

- Second consecutive quarter of margin improvement; challenging comparison vs pre-inflationary Q1 2021
- Pricing now offsetting input costs; surcharges and other actions in place to offset energy and other inflationary pressures
- Costs primarily impacted by facility fire and operational inefficiencies due to supply chain disruptions and labor ramp-up; beginning to stabilize
- Itasa acquisition ahead of expectations; fourth consecutive record

4 | Neenah, Inc.

| Neenah, Inc. Adjusted EBITDA Margin Trends 5 16% 6% 13% 14% 16% 12% 9% 9% 11% Q1 20 Q2 20 Q3 20 Q4 20 Q1 21 Q2 21 Q3 21 Q4 21 Q1 21 COVID - 19 Recovery, as markets gradually reopen following initial pandemic spike Rapid and continued inflation, labor shortages, and supply chain disruptions Pricing actions in place to offset inflationary pressures; manufacturing costs stabilizing 15%+ Long - range Goal Demonstrated track record of margin recovery over time; pricing and other profit initiatives beginning to show traction Aligned with long - range target

| Neenah, Inc. 6 • Strategic combination creates ~$3 billion global leader in specialty materials • Unlocks $65+ million of initial cost synergies for meaningful value creation • Enhanced ability to accelerate revenue growth and drive innovation • Robust cash flow supports quick de - leveraging and dividends • Strong, experienced leadership and organizational talent • Filed Form S - 4 on May 4, 2022; on track to close 2H 2022 Merger of Equals

| Neenah, Inc. Rationale for the Merger 7 1 Strategic Fit 2 Synergies 3 Scale x $65 million+ initial cost synergies x Highly achievable and can be delivered quickly x Additional upside revenue opportunities and working capital Meaningful Value Creation Potential Growth acceleration Global leader in Specialty Materials x Complementary customer and product portfolios x Broadens positions in key end - markets and geographies x Expands technology suite for innovation x Increased relevance with customers and suppliers x Improved stock liquidity and access to capital markets x Unlocks strategic optionality

| Neenah, Inc. Appendix 8

GAAP Reconciliation

$ millions	2018	2019	2020	2021	Q1 2021	Q2 2022
Net Income (Loss)	$ 36.4	$ 55.4	($ 15.8)	($ 24.9)	$ 8.3	$ 5.7
Loss from Discontinued Operations	0.8	-	-	-	-	-
Income (Loss) from Continuing Operations	37.2	55.4	(15.8)	(24.9)	8.3	5.7
Plus: Provision (Benefit) for income taxes	3.9	11.1	(2.9)	(4.8)	2.2	1.5
Plus: Interest expense, net	13.0	11.8	12.6	17.9	3.1	5.0
EBIT (Operating Income)	54.1	78.3	(6.1)	(11.8)	13.6	12.2
Plus: Impairment and asset restructuring costs	31.1	4.7	57.8	37.3	-	0.6
Plus: Acquisition-related costs	-	-	1.5	18.4	12.0	5.3
Plus: Pension and SERP settlement and other costs	(2.5)	(1.4)	1.6	17.4	-	-
Plus: Loss on debt extinguishment	-	-	1.9	7.2	-	-
Plus: Other restructuring and non-routine costs	2.1	1.5	4.2	1.9	-	-
Plus: COVID-19 costs	-	-	3.5	1.6	0.5	0.6
Adjusted EBIT	$ 84.8	$ 83.1	$ 64.4	$ 72.0	$ 26.1	$ 18.7
Plus: Net depreciation and amortization	35.0	33.8	32.5	40.3	8.1	9.9
Plus: Stock-based compensation	4.0	5.6	4.2	4.5	1.5	1.7
Adjusted EBITDA	$ 123.8	$ 122.5	$ 101.1	$ 116.8	$ 35.7	$ 30.3
Diluted Earnings (Loss) per Share	$ 2.17	$ 3.26	($ 0.96)	($ 1.49)	$ 0.49	$ 0.34
Plus: Impairment and asset restructuring costs	1.37	0.21	2.64	1.66	-	0.02
Plus: Acquisition-related costs	-	-	0.07	0.83	0.53	0.24
Plus: Pension and SERP settlement and other costs	0.06	(0.06)	0.07	0.77	-	-
Plus: Loss on debt extinguishment	-	-	0.08	0.32	-	-
Plus: Other restructuring and non-routine costs	(0.11)	0.06	0.18	0.08	-	-
Plus: COVID-19 costs	-	-	0.16	0.07	0.02	0.03
Plus: Income tax adjustments	0.01	-	0.22	0.29	-	-
Diluted Adjusted Earnings per Share	$ 3.50	$ 3.47	$ 2.46	$ 2.53	$ 1.04	$ 0.63

9 | Neenah, Inc.

Legal Disclosures

NEENAH

Forward-Looking Statements

Certain of the matters discussed in this communication which are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which SWM and Neenah operate and beliefs of and assumptions made by SWM management and Neenah management, involve uncertainties that could significantly affect the financial condition, results of operations, business plans and the future performance of SWM, Neenah or the combined company. Words such as "believes," "anticipates," "expects," "assumes," "outlook," "intends," "targeted," "estimates," "forecasts," "projects," "plans," "may," "could," "should," "would" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying these statements. Such forward-looking statements include, but are not limited to, statements about the strategic rationale and financial benefits of the transaction, including expected future financial and operating results and the combined company's plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to projections of revenue, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; statements of plans and objectives of SWM or Neenah or their respective management or Board of Directors, including those relating to products or services; and statements of future economic performance — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained, and therefore actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. In addition to factors previously disclosed in SWM's and Neenah's reports filed with the U.S. Securities and Exchange Commission (the "SEC") and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of SWM and Neenah to terminate the merger agreement; the outcome of any legal proceedings that may be instituted against SWM, Neenah or their respective directors; the ability to obtain regulatory approvals and meet other closing conditions to the merger on a timely basis or at all, including the risk that regulatory approvals required for the merger are not obtained on a timely basis or at all, or are obtained subject to conditions that are not anticipated or that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain approval by SWM shareholders and Neenah shareholders on the expected terms and schedule; difficulties and delays in integrating SWM and Neenah businesses; failing to fully realize anticipated cost savings and other anticipated benefits of the merger when expected or at all; business disruptions from the proposed merger that will harm SWM's or Neenah's business, including current plans and operations; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, including as it relates to SWM's or Neenah's ability to successfully renew existing client contracts on favorable terms or at all and obtain new clients; the substantial indebtedness SWM expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; the possibility that SWM may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate Neenah's operations with those of SWM; failing to comply with the applicable laws or legal or regulatory developments; inflation, currency and interest rate fluctuations; the ability of SWM or Neenah to retain and hire key personnel; the diversion of management's attention from ongoing business operations; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including geopolitical events, wars, conflicts, illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from train derailments; timing and completion of capital programs; uncertainty as to the long-term value of the common stock of SWM following the merger, including the dilution caused by SWM's issuance of additional shares of its common stock in connection with the transaction; the continued availability of capital and financing following the merger; the business, economic and political conditions in the markets in which SWM and Neenah operate; and events beyond SWM's or Neenah's control, such as acts of terrorism.

Any forward-looking statements speak only as of the date of this communication or as of the date they were made, and neither SWM nor Neenah undertakes any obligation to update forward-looking statements. For a more detailed discussion of these factors, also see the information under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in SWM's and Neenah's most recent annual reports on Form 10-K for the year ended December 31, 2021, quarterly reports on Form 10-Q for the period ended March 31, 2022, and any material updates to these factors contained in any of SWM's and Neenah's future filings with the SEC.

As for the forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material. Given these uncertainties, you should not place any reliance on these forward-looking statements. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

10 | Neenah, Inc.

Legal Disclosures

NEENAH

Additional Information and Where to Find It

In connection with the proposed merger, SWM has filed with the SEC a registration statement on Form S-4 to register the shares of SWM's common stock to be issued in connection with the merger. The registration statement includes a joint proxy statement/prospectus which will be sent to the shareholders of SWM and Neenah seeking their approval of their respective transaction-related proposals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT SWM, NEENAH AND THE PROPOSED MERGER.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from SWM at its website, www.swmintl.com, or from Neenah at its website, www.neenah.com. Documents filed with the SEC by SWM will be available free of charge by accessing SWM's website at www.swmintl.com under the heading Investor Relations, or, alternatively, by directing a request by telephone or mail to SWM at 100 North Point Center East, Suite 600, Alpharetta, Georgia 30022, Attention: Investor Relations (1-800-514-0186), and documents filed with the SEC by Neenah will be available free of charge by accessing Neenah's website at www.neenah.com under the heading Investor Relations or, alternatively, by directing a request by telephone or mail to Neenah at 3460 Preston Ridge Road, Suite 600, Alpharetta, Georgia 30005, Attention: Investor Relations: (678-566-6500).

Participants in the Solicitation

SWM and Neenah and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Neenah and SWM in connection with the proposed merger under the rules of the SEC. Information about SWM's directors and executive officers is available in SWM's proxy statement dated March 18, 2022 for its 2022 Annual Meeting of Shareholders. Information about Neenah's directors and executive officers is available in Neenah's proxy statement dated April 8, 2022 for its 2022 Annual Meeting of Shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the SEC's website at www.sec.gov or from Neenah or SWM using the sources indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

11 | Neenah, Inc.